The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 SEP 10 AM 9:27

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

02049950

2nd September, 2002.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 30th August, 2002, I enclose one copy of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 2nd September, 2002, advising that, as at the date of his appointment on 1st September, 2002, Mr Peter A Georgescu had no interests in the Company's shares and providing information under Listing Rule 6.F.2 including Mr Georgescu's current directorships.

(b) an announcement dated 2nd September, 2002, advising that, on that date, an award had been made to a former employee under the EMI Group Senior Executive Incentive Plan by The EMI Group General Employee Benefit Trust, in which the Company's Executive Directors and other employees of the EMI Group have a potential interest.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Enc.

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/39

Company Announcements Office,
London Stock Exchange.

2nd September, 2002.

Dear Sirs,

Further Information on the Appointment of Peter Georgescu as a Non–Executive Director of EMI Group plc

On 19 July 2002, EMI Group plc announced the appointment of Peter A Georgescu as a non-executive Director of the Company with effect from 1st September 2002. Further to that announcement and in compliance with paragraph 16.13 of the Listing Rules, we advise that Mr Georgescu has notified the Company that he currently has no interests in the Company's shares.

We also advise that Mr Georgescu is currently a director of:

- Briggs & Stratton Corporation
- Levi Strauss & Co.
- International Flavors & Fragrances Inc. and
- Toys "R" Us, Inc.

Other than the aforementioned companies, Mr Georgescu is not a director of any other companies. Apart from the foregoing, Mr Georgescu has no other information to disclose under Listing Rule 6.F.2.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/40

Company Announcements Office,
London Stock Exchange.

2nd September, 2002.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that EMI Group EBT (Guernsey) Limited, the Trustee of The EMI Group General Employee Benefit Trust ("EBT"), has today informed the Company by a letter dated 2nd September 2002 (received by fax) that it awarded on 2nd September 2002 to a former employee, at no consideration, in respect of awards under the EMI Group Senior Executive Incentive Plan ("the SEIP"), 87,865 EMI Group plc Ordinary Shares of 14p each.

As a result of the above, the number of Ordinary Shares in which EMI Group plc's Executive Directors and other employees of the EMI Group have a potential interest through the EBT decreases to 4,436,169 all being held in the name of Barfield Nominees Ltd, Account No. 6497.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary